Registration Statement No. 333-234311
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated September 14, 2020
(To Prospectus dated October 24, 2019)

Pricing Term Sheet

Fixed-Rate Notes due 2028, 2031, and 2051

The information in this pricing term sheet relates only to the offering of U.S. dollar-denominated Notes (the “Dollar Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated September 14, 2020 relating to the Dollar Notes Offering, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 24, 2019, which forms a part of Registration Statement No. 333-234311.

Issuer:	The Coca-Cola Company

Security:	1.000% Notes due 2028 1.375% Notes due 2031 2.500% Notes due 2051

Offering Format:	SEC Registered

Principal Amount:	$1,300,000,000 of 2028 Notes $1,300,000,000 of 2031 Notes $1,500,000,000 of 2051 Notes

Maturity Date:	March 15, 2028 for 2028 Notes March 15, 2031 for 2031 Notes March 15, 2051 for 2051 Notes

Coupon:	1.000% per year for 2028 Notes 1.375% per year for 2031 Notes 2.500% per year for 2051 Notes

Price to Public:	99.921% of principal amount for 2028 Notes 99.981% of principal amount for 2031 Notes 99.386% of principal amount for 2051 Notes

Yield to Maturity:	1.011% for 2028 Notes 1.377% for 2031 Notes 2.529% for 2051 Notes

Spread to Benchmark Treasury:	+55 bps for 2028 Notes +70 bps for 2031 Notes +110 bps for 2051 Notes

Benchmark Treasury:	UST 0.500% due August 31, 2027 for 2028 Notes UST 0.625% due August 15, 2030 for 2031 Notes UST 1.250% due May 15, 2050 for 2051 Notes

Benchmark Treasury Yield:	0.461% for 2028 Notes 0.677% for 2031 Notes 1.429% for 2051 Notes

Benchmark Treasury Price:	100–08+ for 2028 Notes 99–16 for 2031 Notes 95–22 for 2051 Notes

Interest Payment Dates:

Semiannually on March 15 and September 15, commencing on March 15, 2021 for the 2028 Notes

Semiannually on March 15 and September 15, commencing on March 15, 2021 for the 2031 Notes

Semiannually on March 15 and September 15, commencing on March 15, 2021 for the 2051 Notes

Make-Whole Call:	+10 bps for 2028 Notes +15 bps for 2031 Notes +20 bps for 2051 Notes

Use of Proceeds:	The Coca-Cola Company expects to use the net proceeds from the offering, together with cash on hand, if necessary, for the purchase of the U.S. dollar-denominated notes tendered pursuant to the Tender Offers (as defined in the preliminary prospectus supplement) and the payment of related accrued and unpaid interest, premiums, fees and expenses and the 2021 and 2022 Notes Redemptions (as defined in the preliminary prospectus supplement), if applicable. The Coca-Cola Company may reallocate the net proceeds depending on market and other conditions in effect at the time for general corporate purposes. The offering is not conditioned upon the completion of the Concurrent Notes Offering (as defined in the preliminary prospectus supplement) or the Tender Offers.

Day Count Convention:	30 / 360

Trade Date:	September 14, 2020

Settlement Date*:	September 18, 2020 (T+4)

CUSIP / ISIN:	191216 DD9 / US191216DD90 for 2028 Notes 191216 DE7 / US191216DE73 for 2031 Notes 191216 DC1 / US191216DC18 for 2051 Notes

Denominations:	$2,000 x $1,000

Expected Ratings**:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services

Underwriters:

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Santander Investment Securities Inc.

Goldman Sachs & Co. LLC

Wells Fargo Securities, LLC

Co-Managers: CastleOak Securities, L.P. Samuel A. Ramirez & Company, Inc.

*Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next one succeeding business day will be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-800-831-9146, J.P. Morgan Securities LLC toll free at 1-212-834-4533, or Santander Investment Securities Inc. toll free at 1-855-403-3636.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.